NO ACT

DC 3-10-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

Received SEC
MAR 2 4 2008
Washington, DC 20549

March 24, 2008

James Earl Parsons
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/24/2008

Re: Exxon Mobil Corporation
Incoming letter dated March 10, 2008

Dear Mr. Parsons:

This is in response to your letter dated March 10, 2008 concerning the shareholder proposal submitted to ExxonMobil by Emil Rossi. We also have received letters on the proponent's behalf dated March 10, 2008, March 11, 2008, March 12, 2008, and March 23, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1488 Facsimile

James Earl Parsons
Counsel

ExxonMobil

March 10, 2008

VIA Email and Hand Delivery

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Cumulative Voting

Gentlemen and Ladies:

Enclosed as Exhibit 1 are copies of correspondence between Emil Rossi and Exxon Mobil Corporation regarding a shareholder proposal for ExxonMobil's upcoming annual meeting. We intend to omit the proposal from our proxy material for the meeting for the reasons explained below.

Implementation of the proposal would cause the Company to violate State Law.

The proposal states: "Shareholders recommend that our Board adopt cumulative voting."

ExxonMobil is incorporated under the laws of the State of New Jersey. As explained in the opinion enclosed as Exhibit 2 from Day Pitney LLP, ExxonMobil's outside counsel licensed to practice in the State of New Jersey, implementation of the proposal by ExxonMobil would cause ExxonMobil to violate New Jersey law. The proposal may therefore be omitted under Rule 14a-8(i)(2).

Cumulative voting for a New Jersey corporation must be provided for in the Certificate of Incorporation. Since ExxonMobil's Restated Certificate of Incorporation ("Certificate of Incorporation") does not provide for cumulative voting, cumulative voting in ExxonMobil's case could only be adopted by amendment of our Certificate of Incorporation. The Staff has concurred in the exclusion, under Rule 14a-8(i)(2), of proposals seeking to adopt cumulative voting by means other than through an amendment to the company's certificate of incorporation when adoption by such means would cause the company to violate state law. See *AT&T Inc.* (available February 7, 2006) (permitting exclusion under Rule 14a-8(i)(2) of a proposal requesting that the board "adopt cumulative voting as a bylaw or long-term policy" on the basis that it would violate Delaware law).

The proposal requests that the *Board* adopt cumulative voting. Such a request is not possible under New Jersey law because, under the New Jersey Business Corporation Act ("NJBCA"), the Board does not possess unilateral power to amend the Certificate of Incorporation in the manner contemplated by the proposal. Under New Jersey law, in order to amend the Certificate of Incorporation to adopt cumulative voting, the Board must first approve the amendment (after finding the amendment to be in the best interest of shareholders) and direct that it be submitted to a shareholder vote at a shareholder meeting. Thereafter, in order to effect the proposed amendment, the requisite number of shareholders must vote to approve such amendment. Only if these steps are taken in the prescribed sequence would ExxonMobil be able to adopt cumulative voting.

An attempt by the Board to adopt cumulative voting solely by the Board's own action, as requested by the proposal, would violate New Jersey law. Therefore, the proposal may be omitted from the proxy material for ExxonMobil's upcoming annual meeting under Rule 14a-8(i)(2), which provides that a proposal may be excluded if it "would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject."

The staff has recently concurred that proposals with identical resolutions requesting a Board to adopt cumulative voting may be excluded under Rule 14a-8(i)(2) where, as is the case with ExxonMobil, applicable state law requires action by the board of directors and approval of the shareholders in order to adopt the necessary charter amendment. See *The Boeing Company* (available February 20, 2008); *Citigroup Inc.* (available February 22, 2008); and *Time Warner Inc.* (available February 26, 2008). The same analysis applies in this case.

ExxonMobil plans to print its proxy materials on March 24, 2008. We acknowledge that this no-action request is being submitted less than 80 calendar days before ExxonMobil expects to file its proxy materials on April 10, 2008, and request that the staff agree to waive the 80-day requirement set forth in Rule 14a-8(j). We believe that ExxonMobil has "good cause" for this request based upon new staff no-action letters relating to proposals with identical resolutions that have only recently become publicly available. We therefore respectfully request the staff's concurrence with our basis for exclusion of the proposal under Rule 14a-8(i)(2).

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473. Pursuant to Rule 14a-8(j), we have enclosed herewith six (6) copies of this letter and its attachments and concurrently sent copies of this correspondence to Mr. Rossi and his designated representative, John Chevedden.

Sincerely,

James Earl Parsons/AG

James Earl Parsons

JEP/jep
Enclosures

cc - w/enc:

Mr. Emil Rossi
14200 Highway 128
Boonville, CA 95415

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

EXHIBIT 1

Emil Rossi
P.O Box 249
Boonville, CA 95415-0249

Mr. Rex W. Tillerson
Chairman
Exxon Mobil Corporation (XOM)
5959 Las Colinas Blvd.
Irving TX 75039

Rule 14a-8 Proposal

Dear Mr. Tillerson,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company efficiency and cost savings please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

Emil Rossi Oct 5-07

cc: Henry Hubble
Corporate Secretary
PH: 972-444-1157
PH: 972 444-1000
FX: 972-444-1505*
FX: 972 444-1350

SHAREHOLDER PROPOSAL

NOV 23 2007

NO. OF SHARES -0-
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

[XOM: Rule 14a-8 Proposal, November 23, 2007]

3 – Cumulative Voting

RESOLVED: Cumulative Voting. Shareholders recommend that our Board adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as that shareholder sees fit. Under cumulative voting shareholders can withhold votes from certain nominees in order to cast multiple votes for others.

Cumulative voting won 54%-support at Aetna and 56%-support at Alaska Air in 2005. It also received 55%-support at General Motors (GM) in 2006. The Council of Institutional Investors www.cii.org has recommended adoption of this proposal topic. CalPERS has also recommend a yes-vote for proposals on this topic.

Cumulative voting also allows a significant group of shareholders to elect a director of its choice – safeguarding minority shareholder interests and bringing independent perspectives to Board decisions. Most importantly cumulative voting encourages management to maximize shareholder value by making it easier for a would-be acquirer to gain board representation.

The merits of this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were identified:

- The Corporate Library http://www.thecorporatelibrary.com, an independent research firm rated our company:
  - "D" in Corporate Governance.
  - "Very High Concern" in CEO Compensation.
  - "High Concern" in Board Composition.
- We had no shareholder right to:
  1) Cumulative voting.
  2) Call a special meeting.
- Poison pill: Our directors can adopt a poison pill that is never subject to a shareholder vote.
- We did not have an Independent Chairman or Lead Director – Independence concern.

Additionally:

- Three of our directors had 16 to 25 years tenure – Independence concern:
  - Ms. Nelson
  - Mr. Lippincott
  - Mr. Howell
- Six of our key directors also served on boards rated D by the Corporate Library:

1) Mr. Houghton	Corning (GLW)
	MetLife (MET)
2) Mr. Shipley	Verizon (VZ)
3) Mr. Palmisano	IBM (IBM)
4) Mr. Boskin	Oracle (ORCL)
5) Mr. Reinemund	American Express (AXP)
6) Mr. Howell	Halliburton (HAL)
	Pfizer (PFE)

- Mr. Howell also chaired our executive pay committee and served on our audit committee – Independence concern.

The above concerns shows there is room for improvement and reinforces the reason to take one step forward now and encourage our board to respond positively to this proposal:

Cumulative Voting
Yes on 3

Notes:
Emil Rossi, P.O. Box 249, Boonville, Calif. 95415 sponsors this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

3558 Round Barn Blvd
Suite 201
Santa Rosa, CA 95403

toll-free 800 827 2655
direct 707 524 1000
fax 707 524 1099

Morgan Stanley

XOM re Rule 14a-8 Proposal

Post-it® Fax Note 7671	Date	# of pages ▶
To Henry Hubble	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # 310-371-7872	
Fax # 972-444-1505 444-1350	Fax #	

November 29, 2007

Emil Rossi
P.O. Box 249
Boonville, CA 95415-0249

To Emil Rossi:

All quantities continue to be held without interruption in Emil Rossi's account as of the date of this letter.

Emil Rossi deposited the following certificates to his Morgan Stanley transfer on death account on the respective dates:

March 7, 2003

1,887 shares Gencorp Inc.
9,984 shares Exxon Mobil Corp.

March 21, 2003

5,128 shares Morgan Stanley
975 shares Burlington Northern Santa Fe Corp.
6,094 shares Allstate Corp.
2,780 shares Kinder Morgan Energy Ptrs. LP
558 shares Entergy Corp.
1,732 shares Energy East Corp.
1,357 shares Bank of America Corp. 2 for 1 split 8-27-2004
-Now owns 2,714 shares
1,100 shares Great Northern Iron Ore

April 14, 2003

415 shares Occidental Petroleum Corp. DE, split 2 for 1 8-15-2006
-Now owns 830 shares
430 Newmont Mining Corp. New
7,000 shares Mesabi Tr.. CBI
150 shares Marathon Oil Co. -- Split 2:1 6-18-2007, now owns 300 shares
1,000 shares PPL Corp., split 2 for 1 8-24-2005
-Now owns 2,000 shares
3,000 shares Plum Creek Timber Co. Inc. REO
1,000 shares Terra Nitrogen Co. LP, COM Unit
800 shares SBC Communications, name changed to AT&T
1887 shares Omnova Solutions Inc.

March 21, 2000

SHAREHOLDER RELATIONS

NOV 3 0 2007

NO. OF SHARES ____________
COMMENT: ____________
ACTION: ____________

Deposited 196 shares Catellus. He subsequently purchased 304 Catellus on 10-17-2003. An additional 44 shares were deposited 12-18-2003. Upon merger with Prologis, 8-26-2005, 149 shares were prorated to cash and 395 shares were exchanged for .822 shares of Prologis. -Now owns 324 shares Prologis.

July 9, 2003

Purchased 1,000 shares Schering Plough Corp.

Emil Rossi Continued

June 11, 2003

Journal into this account 50 shares PG&E Corp.
Journal into this account 300 shares Pinnacle West Capital Corp.

March 9, 2005

3,287 shares of Sears Roebuck & Co. were tendered to Sears Holding Corp. for all stock. Received 1,304 shares of Sears Holding on 3-30-2005.

June 8, 2005

Purchased 1,000 Merck & Co. Purchased 1,000 shares Merck & Co. 6-15-2005.
-Now owns 2,000 shares

June 29, 2007
Credit of 2564 shares Discover Financial – spin off of Morgan Stanley.

All quantities continue to be held in Emil's account as of the date of this letter.

Sincerely,

David Lawrence
Financial Advisor

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Henry H. Hubble
Vice President, Investor Relations
and Secretary

ExxonMobil

December 3, 2007

VIA UPS – OVERNIGHT DELIVERY

Mr. Emil Rossi
14200 Highway 128
Boonville, CA 95415

Dear Mr. Rossi:

This will acknowledge receipt of the proposal concerning cumulative voting, which you have submitted in connection with ExxonMobil's 2008 annual meeting of shareholders. By copy of a letter from Morgan Stanley, share ownership has been verified.

You should note that, if your proposal is not withdrawn or excluded, you or your representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

I note that you have designated Mr. John Chevedden, or his further delegate, as your representative for all purposes of this shareholder proposal. Mr. Chevedden should identify himself as your designated representative at the admissions desk, together with photo identification if requested, prior to the start of the meeting.

If, as your letter permits, Mr. Chevedden intends to appoint another person to act in his place as your representative to present your proposal, Mr. Chevedden must provide documentation signed by him that specifically identifies the intended representative by name and specifically delegates to that person the authority previously delegated by you to Mr. Chevedden to present the shareholder proposal on your behalf at the annual meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Any such representative intending to act in place of Mr. Chevedden should also bring an original signed copy of the applicable authorization to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event that there are co-filers for this proposal and in light of the recent SEC staff legal bulletin 14C dealing with co-filers of shareholder proposals, we will be requesting each co-filer to provide us with clear documentation confirming your designation to act as lead filer and granting you authority to agree to modifications and/or withdrawal of the proposal on the co-filer's behalf. Obtaining this documentation will be in both your interest and ours. Without clear documentation from all co-filers confirming and delineating your authority as representative of the filing group, and considering the recent SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

c: Mr. John Chevedden

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14200 Highway 128
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CA
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2215 Nelson Avenue
No. 205
REDONDO BEACH
CA
902782455
US

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Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Henry H. Hubble
Vice President, Investor Relations
and Secretary

ExxonMobil

February 29, 2008

VIA UPS - OVERNIGHT DELIVERY

Mr. Emil Rossi
14200 Highway 128
Boonville, CA 95415

Dear Mr. Rossi:

Enclosed is a copy of the recommendation we expect ExxonMobil's Board of Directors to make with respect to the proposal concerning cumulative voting, which you submitted in connection with ExxonMobil's 2008 annual meeting of shareholders. If you have any comments on the Company's proposed response, please advise us by no later than March 12, 2008. Comments may be faxed to 972.444.1505; please call 972.444.1157 to confirm that we received the fax.

Unless your proposal is excluded or withdrawn, Securities and Exchange Commission (SEC) rules require that you must present your proposal in person or you must arrange to have a representative qualified under New Jersey state law do so. To streamline the procedural aspects of the meeting this year, we will be issuing admission tickets and speaker identification cards to the proponents or representatives of shareholder proposals at the meeting. Therefore, you will need to check in at the street-level Admissions area and identify yourself as a proponent or representative prior to the beginning of the meeting to confirm that you are present and will be presenting your proposal. You should be prepared to present photo identification if requested.

If you intend to appoint a representative to act in your place to present your proposal, you must provide a proxy for your shares or other documentation signed by you that specifically identifies the intended representative by name and specifically delegates to that person the authority to present your shareholder proposal on your behalf at the annual meeting. A copy of this authorization should be sent to my attention in advance of the meeting.

Any such representative intending to act in your place should also bring an original signed authorization to the meeting and present it at the street-level Admissions area, together with photo identification if requested. We can then verify the representative's authority to act on your behalf and issue an admission ticket and speaker identification card to your representative.

If you fail to check in prior to the start of the meeting, or if your intended representative fails to check in prior to the start of the meeting and to present adequate documentation as described above demonstrating the representative's authority to act on your behalf under New Jersey state law, we will assume that neither you nor your representative is present at the meeting to present your proposal.

In that case, the Secretary of the Corporation will introduce your proposal for the sake of the orderly conduct of the meeting and so that shareholder votes on the proposal may be recorded. However, the Secretary will expressly not be acting as your official representative and you will be precluded by SEC rules from presenting any other shareholder proposal for ExxonMobil's next two annual meetings.

Additional details about the annual meeting will be included in proxy materials mailed to shareholders in April. Also, we will mail you in advance a program which includes rules and procedures for addressing the meeting.

Sincerely,

c: Mr. John Chevedden

Enclosure

ITEM 3 – CUMULATIVE VOTING

This proposal was submitted by Mr. Emil Rossi, P.O. Box 249, Boonville, CA 95415.

"RESOLVED: Cumulative Voting. Shareholders recommend that our Board adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as that shareholder sees fit. Under cumulative voting shareholders can withhold votes from certain nominees in order to cast multiple votes for others.

Cumulative voting won 54%-support at Aetna and 56%-support at Alaska Air in 2005. It also received 55%-support at General Motors (GM) in 2006. The Council of Institutional Investors www.cii.org has recommended adoption of this proposal topic. CalPERS has also recommended a yes-vote for proposals on this topic.

Cumulative voting also allows a significant group of shareholders to elect a director of its choice – safeguarding minority shareholder interests and bringing independent perspectives to Board decisions. Most importantly cumulative voting encourages management to maximize shareholder value by making it easier for a would-be acquirer to gain board representation.

The merits of this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were identified:

- The Corporate Library http://www.thecorporatelibrary.com, an independent research firm rated our company:

  'D' in Corporate Governance.
  'Very High Concern' in CEO Compensation.
  'High Concern' in Board Composition.

- We had no shareholder right to:

  1) Cumulative voting.
  2) Call a special meeting.

- Poison pill: Our directors can adopt a poison pill that is never subject to a shareholder vote.

- We did not have an Independent Chairman or Lead Director – Independence concern.

Additionally:

- Three of our directors had 16 to 25 years tenure – Independence concern:

  Ms. Nelson
  Mr. Lippincott
  Mr. Howell

- Six of our key directors also served on boards rated D by the Corporate Library:

1)	Mr. Houghton	Corning (GLW) MetLife (MET)
2)	Mr. Shipley	Verizon (VZ)
3)	Mr. Palmisano	IBM (IBM)
4)	Mr. Boskin	Oracle (ORCL)
5)	Mr. Reinemund	American Express (AXP)
6)	Mr. Howell	Halliburton (HAL) Pfizer (PFE)

- Mr. Howell also chaired our executive pay committee and served on our audit committee – Independence concern.

The above concerns shows there is room for improvement and reinforces the reason to take one step forward now and encourage our board to respond positively to this proposal:

Cumulative Voting
Yes on 3"

The Board recommends you vote AGAINST this proposal for the following reasons:

The Board believes the Corporation's current and long-standing method of voting for directors has resulted in a balanced and highly effective Board of Directors who have represented the best interests of all shareholders, as demonstrated by ExxonMobil's superior long-term performance. Accordingly, the Board does not support this proposal.

ExxonMobil, like most major corporations, provides that each holder of shares of common stock is entitled to cast one vote FOR – or WITHHOLD that vote from – each director nominee, for each share of common stock held.

Cumulative voting could give special-interest shareholder groups a voice in director elections that is disproportionate to their economic investment in the Corporation, and could enable them to elect directors who would represent those special interests rather than the interests of all shareholders.

The Corporation's Corporate Governance Guidelines require a director to tender his or her resignation if the director does not receive a majority of votes cast in favor of election. In the absence of a compelling reason, the resignation will be accepted. The Board believes this step provides shareholders a clearer voice in director elections without disturbing the equitable "one share – one vote" approach.

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14200 Highway 128
Boonville
CA
95415
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US

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DAY PITNEY LLP

BOSTON CONNECTICUT NEW JERSEY NEW YORK WASHINGTON, DC

Mail To: P.O. Box 1945 Morristown, NJ 07962
Deliver To: 200 Campus Drive Florham Park, NJ 07932
T: 973-966-8196 F: (973) 966 1015

March 6, 2008

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Re: *Shareholder Proposal – Emil Rossi*

Exxon Mobil Corporation (the "*Corporation*"), a corporation organized under the New Jersey Business Corporation Act (the "*Act*"), has received a request to include in its proxy materials for its 2008 annual meeting of shareholders a proposal (the "*Proposal*") which requests the Board of Directors of the Corporation (the "*Board*") take certain action. The proposal asks "that our Board adopt cumulative voting".

You have asked us whether the implementation of the Proposal by the Corporation violates New Jersey law.

We have reviewed the Proposal, which was submitted to the Corporation by Emil Rossi. We have reviewed the Restated Certificate of Incorporation (the "*Certificate of Incorporation*") and the By-laws of the Corporation.

Conclusion

For the reasons that follow, it is our opinion that the implementation of the Proposal by the Corporation would cause the Corporation to violate New Jersey law.

Discussion

Cumulative Voting Must Be Provided For In The Certificate of Incorporation and the Certificate Of Incorporation May Not Be Unilaterally Amended By The Board.

The Certificate of Incorporation does not have a provision for cumulative voting, but rather provides that "[e]ach holder of shares of common stock shall be entitled to one vote for each share of common stock held of record by such holder on all matters on which holders of shares of common stock are entitled to vote."

The Proposal requests that the Board "adopt cumulative voting." The Proposal does not set forth how the Board should carry out this adoption, however, if the Proposal intends to recommend that the Board proceed by any method other than by amendment to the Certificate of Incorporation, it is our opinion that the Proposal would, if implemented, violate New Jersey law because New Jersey law clearly provides that cumulative voting may only be provided in a corporation's certificate of incorporation.

Section 14A:5-24(2) of the Act provides that, "[a]t each election of directors every shareholder entitled to vote at such election shall have the right to vote the number of shares owned by him for as many persons as there are directors to be elected and for whose election he has a right to vote, or, *if the certificate of incorporation so provides*, to cumulate his votes by giving one candidate as many votes as the number of such directors multiplied by the aggregate number of his votes shall equal, or by distributing such votes on the same principle among any number of such candidates." As the emphasized text of Section 14A:5-24(2) indicates, under New Jersey law, only the Certificate of Incorporation may authorize cumulative voting.

Further, the New Jersey Supreme Court has held that cumulative voting is not a common law right, but rather exists solely by virtue of, and may be exercised only in accordance with the Act, which requires that authority for cumulative voting must be provided, if at all, in a corporation's certificate of incorporation. In re Brophy, 179 A. 128 (N.J. 1935). In Brophy, the by-laws of the corporation, but not the certificate of incorporation provided for cumulative voting. The Supreme Court held that, regardless of any provision in the by-laws, the shareholders could not exercise any cumulative voting rights unless the certificate of incorporation explicitly provided for cumulative voting. Id.

New Jersey law is clear that cumulative voting may be included only in the Certificate of Incorporation and, though the Proposal is vague as to the suggested manner of adoption of cumulative voting, implementation of the Proposal by any means other than an amendment to the Certificate of Incorporation to provide for cumulative voting would be improper under New Jersey law. See Brophy (holding that "it is plain the voting rights of stockholders fixed by the corporate charter are immune from change except by amendment of the certificate of incorporation") (citing In re American Fibre Chair Seat Corp. 193 N.E. 253 (N.Y. 1934)). Thus, in order to effectuate the underlying purpose of the Proposal, an amendment to the Certificate of Incorporation would be required.

The Proposal requests that the *Board* adopt cumulative voting. It is our opinion, however, that such a request is not possible under New Jersey law because under the Act, the Board does not possess unilateral power to amend the Certificate of Incorporation in the manner contemplated by the Proposal. Section 14A:9-2 of the Act. Under New Jersey law, in order to amend the Certificate of Incorporation in the manner contemplated by the Proposal, the Board must first approve the proposed amendment and direct that it be submitted to a shareholder vote at a shareholder meeting. Thereafter, in order to effect the proposed amendment, the requisite number of shareholders must vote to approve such a change to the Certificate of Incorporation.

Only if these two steps are taken in the sequence prescribed by the Act will the Corporation be able to effect an amendment to the Certificate of Incorporation.

It is our opinion that the Proposal also would violate New Jersey law even if the language was construed as a direction to the Board to take all necessary action to amend the Certificate of Incorporation. As noted, in order to amend the Certificate of Incorporation, the Board must approve the amendment after determining that such an amendment is in the best interests of the Corporation and direct its submission to the shareholders, not the other way around. Section 14A:9-2(4)(a) of the Act. The Act does not provide for any "initiative" by the shareholders to propose amendments to the certificate of incorporation. Because shareholders lack the authority under the Act to instruct the Board to submit an amendment to the Certificate of Incorporation to the shareholders for action, it is our opinion that the Certificate of Incorporation cannot be amended, and the Proposal cannot be implemented, without violating New Jersey law.

In conclusion, because the Proposal cannot be implemented without directly contravening several sections of the Act, we are of the opinion that it is therefore contrary to, and in violation of, New Jersey law.

We are admitted to practice law in New Jersey. The foregoing opinion is limited to the laws of the State of New Jersey and the federal law of the United States. Except for submission of a copy of this letter to the SEC in connection with its consideration of inclusion and exclusion of materials in the Corporation's proxy materials for its 2008 annual meeting, this letter is not be quoted or otherwise referred to in any document or filed with any entity or person (including, without limitation, any governmental entity), or relied upon by any such entity or persons other than the addressee without the written consent of this firm.

Very truly yours,

Day Pitney LLP

DAY PITNEY LLP

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 10, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Exxon Mobil Corporation (XOM)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Emil Rossi

Ladies and Gentlemen:

This is in regard to the untimely company March 10, 2008 no action request.

The company has no good reason to file an untimely no action request.

For instance, the company cited Citigroup Inc. (February 22, 2008). The Citigroup no action request in turn cited Burlington Resources Inc.□(February 7, 2003) as an example of the same issue here:

> The Staff has repeatedly employed Rule 14a-8(i)(2) as a basis for exclusion of a proposal, as invalid under Delaware law, calling for unilateral board action to amend a certificate of incorporation.

Yet Exxon Mobil Corporation fails to give a reason why it should be excused from a purported ignorance of and/or sitting on Burlington Resources Inc.□(February 7, 2003) until March 10, 2008.

The company in effect claims that a Staff Reply Letter on file for 5-years has "only recently become available."

For these reasons and additional reasons to be forwarded, it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
John Chevedden
Proxy for Emil Rossi

cc:
Emil Rossi

James Parsons <james.e.parsons@exxonmobil.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 11, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Exxon Mobil Corporation (XOM)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Emil Rossi

Ladies and Gentlemen:

The no action process on this shareholder proposal topic has been tainted by the practices of Gibson, Dunn & Crutcher in the March 4, 2008 Pfizer no action request regarding a proposal on this same topic. Gibson, Dunn & Crutcher is apparently involved with this Exxon Mobil no action request as this same firm forwarded the March 10, 2008 Exxon Mobil no action request to the shareholder party.

In Pfizer the March 6, 2008 no action request supplement arrived for the first time 5-days late from Gibson, Dunn & Crutcher on March 11. This letter had the critical company claim that it was finalizing its proxy materials on March 7, 2007 – only 3-days after its initial no action request. Thus the proponent was blindsided on the urgency of a rebuttal.

Subsequently on March 7, 2008 Pfizer received the no action concurrence requested without the shareholder knowing of such great urgency and before a rebuttal had yet been submitted.

It is an explicit violation of rule 14a-8 to withhold such critical information impacting the timing of a proponent rebuttal. It is also possible that Gibson, Dunn & Crutcher sat on cited-cases like AT&T, Inc. (February 19, 2008) until a 3-day urgency could be claimed.

A company or a firm that violates rule 14a-8 should not be granted a no action concurrence with the added service of an expedited 3-day turnaround.

In other words the blindsiding company no action request is an implicit claim that companies are unequally free to be excused from strict adherence to rule 14a-8.

Now with a Staff Reply Letter obtained under urgency and blindsiding, it is possible that other similar no action requests by Gibson, Dunn & Crutcher, directly or indirectly, will be prejudiced in their consideration – because it will be difficult to unring the bell on Pfizer Inc. (March 7, 2008).

For these reasons, the March 10, 20008 reasons and additional reasons to be forwarded, it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
John Chevedden
Proxy for Emil Rossi

cc:
Emil Rossi

James Parsons <james.e.parsons@exxonmobil.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 12, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Exxon Mobil Corporation (XOM)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Emil Rossi

Ladies and Gentlemen:

In The Home Depot (April 4, 2000) the words "take the steps necessary to" was permitted by the Staff to be added to a proposal which included the word "recommendation" in the first sentence of the original resolved statement. This is to respectfully request that this proposal be similarly allowed to add the words "take the steps necessary to."

This is the text of The Home Depot proposal in 2000 (bold added):

> ADOPT SIMPLE-MAJORITY VOTE
> Reinstate simple majority vote on all issues subject to shareholder vote (a **recommendation**). Delete Home Depot (HD) requirements for greater than a majority shareholder vote. Also, require that any future super-majority proposal be put to shareholder vote—as a separate resolution.

This is directly from the April 4, 2000 Staff Reply Letter in The Home Depot (bold added):

> There appears to be some basis for your view that Home Depot may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the entire portion of the proposal under the caption "Resolved" were recast as a recommendation or request that the board of directors **take the steps necessary to** implement the proposal.

The Home Depot January 26, 2000 no action request letter cited a bilateral procedure at The Home Depot similar to Exxon Mobil's claim of a bilateral procedure (bold added):

> (1) Article EIGHTH of the Charter requires the affirmative vote of a super-majority of the Company's shares to adopt or authorize certain business combinations, a proposed dissolution of the Company or certain amendments to the Charter. The Proposal, if adopted, would in effect provide for the immediate repeal of Article EIGHTH and the reinstatement of simple majority vote. This directly conflicts with DGCL Section 242(b)(1), which specifies the procedure by which a certificate of incorporation may be amended. **Section 242(b)(1) of the DGCL requires the board of directors to first "adopt a resolution setting forth the amendment proposed...." Following this action, the board of**

directors is to "direct[] that the amendment proposed be considered at the next annual meeting of the stockholders." Finally, at the stockholders' meeting, the stockholders entitled to vote cast votes for and against the proposed amendment.

For these reasons, the March 10, 2008 and March 11, 2008 reasons and additional reasons to be forwarded, it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal -- since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
John Chevedden
Proxy for Emil Rossi

cc:
Emil Rossi

James Parsons <james.e.parsons@exxonmobil.com>

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 23, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Exxon Mobil Corporation (XOM)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Emil Rossi

Ladies and Gentlemen:

The company Rule 14a-8(i)(2) argument appears vague, incomplete and/or misdirected. The company explicitly claims that the "proposal requests that the *Board* adopt cumulative voting." Significantly the company does not claim that this proposal requests that the *company* adopt cumulative voting.

However the complete company argument seems focused on an unfounded assumption in the company position that the proposal explicitly requests that the *company* adopt cumulative voting. And with this unfounded company assumption, the company of course failed to claim that it is impossible for the board to approve cumulative voting according to state law.

It seems that at this late date the company has yet to support a claim critical to its position – that the board would presumably be powerless to approve cumulative voting.

Furthermore, the company does not cite one precedent that considered the above issue.

Additional information will be provided on this new issue.

For these reasons, the March 10, 2008, March 11, 2008 and March 12, 2008 reasons and additional reasons to be forwarded, it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
John Chevedden

Proxy for Emil Rossi

cc:
Emil Rossi

James Parsons <james.e.parsons@exxonmobil.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 24, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated March 10, 2008

The proposal recommends that the board adopt cumulative voting.

There appears to be some basis for your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel, implementation of the proposal would cause ExxonMobil to violate state law. Accordingly, we will not recommend enforcement action to the Commission if ExxonMobil omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We note that ExxonMobil did not file its statement of objections to including the proposal in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Greg Belliston

Greg Belliston
Special Counsel

END